SEQUENT COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
STATEMENT SHOWING CALCULATION OF AVERAGE
COMMON SHARES OUTSTANDING AND EARNINGS
PER AVERAGE COMMON SHARE
(in thousands, except per share amounts)


                                      Three Months Ended     Year Ended
                                         Dec. 31, 1994     Dec. 31, 1994

Weighted average number
  of common shares outstanding                31,211            30,784

Application of the "treasury
  stock" method to the stock option
  and employee stock purchase plans            1,916             1,344

Weighted average of common stock
  equivalent shares attributable
  to convertible debentures                      639               639

      Total common and common
        equivalent shares, assuming
        full dilution                         33,766            32,767

Net income                                    12,385            33,134

Add:
  Interest on convertible debentures,
  net of applicable income taxes                 189               758

Net income, assuming full dilution            12,574            33,892

Net income per common share,
  assuming full dilution (A)               $    0.38         $    1.03


(A) In accordance with generally accepted accounting principles, fully-diluted earnings per share may not exceed primary earnings per share. The difference between primary and fully-diluted earnings due to rounding.

    The computation of primary net income per common share is not included as the computation can be clearly determined from the material contained in this report.